SEC File No. 70-9793

                                       And

                             SEC FILE NO. 70-9941


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549



                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS



                                FirstEnergy Corp.

------------------------------------:
In the matter of                    :
FirstEnergy Corp.                   :     Certificate Pursuant
                                    :     to Rule 24 of Partial
                                    :     Completion of
                                    :     Transactions
SEC File No. 70-9793                :
SEC File No. 70-9941                :
(Public Utility Holding Company Act :
of 1935)                            :
------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

    The undersigned, FirstEnergy Corp (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-9793 and SEC File No. 70-9941, respectively, have been carried out in accordance with the Commission's Orders dated with respect to the said Applications as follows:

1. During the period April 1, 2002 through June 30, 2002, there were no sales of common stock or Preferred Securities by FirstEnergy.

2. FirstEnergy issued 3,429,950 shares of common stock pursuant to options granted under employee benefit plans and dividend reinvestment plans during the second quarter of 2002.

3. During the period April 1, 2002 through June 30, 2002, no FirstEnergy common stock was transferred to a seller of securities of a company being acquired.

4. During the second quarter of 2002, the following guarantees were made by FirstEnergy to support activities of its subsidiaries, FirstEnergy Solutions Corp. (FE Solutions), FirstEnergy Facilities Services Group, LLC (FE Facilities), FirstEnergy Ventures Corp (FE Ventures) and FirstEnergy Generation Corp. (FE Generation):
                                                                     Purpose of
      Beneficiary                                 Amount    Terms    Guarantee
      -----------                                 ------    -----    ---------

      FE Solutions (Trading - Electric)
      ---------------------------------
      Mirant Energy                             2,000,000     (a)       (b)
      Northern Indiana Public Svc                 500,000     (a)       (b)

      FE Solutions (Trading - Gas)
      ----------------------------
      FIMAT                                    25,000,000     (a)       (b)
      NJR Energy Services                      12,000,000     (a)       (b)
      NUI Energy Brokers                        1,000,000     (a)       (b)

      FE Generation (Fuel Marketing/Coal)
      -----------------------------------
      NRG Power Marketing                       4,000,000     (a)       (c)

      FE Solutions (Retail)
      ---------------------
      Cincinnati Gas & Electric                 3,600,000     (a)       (d)

      Pennsylvania Economic
      Financing Authority                      15,000,000   26 Years    (e)

      (a) Such guarantees are issued for a one year term, with a ten-day termination right by FirstEnergy
      (b) Parental guarantees issued by FirstEnergy to provide credit support for electric power and natural gas purchases by subsidiary
      (c) Credit backstop to support coal and emission trading
      (d) Credit requirement in non-FirstEnergy service territories
      (e) Credit backstop for GENCO Bond Issuance

5. During the period April 1, 2002 through June 30, 2002, the FirstEnergy Companies issued the following indebtedness:

                      Transaction  Maturity         Transaction
                         Date        Date    Rate      Amount     Loan Balance
                      -----------  --------  ----   -----------   ------------

CitiBank (FE Revolver)
----------------------
FirstEnergy Holding      4/5/02     4/8/02   4.75    $5,000,000     $5,001,952
FirstEnergy Holding     4/11/02    4/18/02   2.93   $20,000,000   $470,267,313
FirstEnergy Holding     4/30/02     5/7/02   3.05   $60,000,000    $60,035,583
FirstEnergy Holding     4/30/02    5/30/02   2.88   $40,000,000    $40,095,833
FirstEnergy Holding     5/16/02    5/23/02   2.93  $160,000,000   $160,091,000
FirstEnergy Holding     5/20/02    5/29/02   2.93   $45,000,000    $45,032,906
FirstEnergy Holding     5/28/02    5/29/02   2.93   $30,000,000    $30,002,438
FirstEnergy Holding     5/29/02    5/30/02   4.93  $358,000,000   $358,048,305
FirstEnergy Holding     5/30/02    6/13/02   3.00  $100,000,000   $140,163,333
FirstEnergy Holding     5/31/02     6/3/02   4.93  $381,000,000   $381,154,227
FirstEnergy Holding     5/31/02    6/20/02   3.00  $210,000,000   $210,350,000
FirstEnergy Holding      6/3/02    6/10/02   2.93   $45,000,000    $45,025,594
FirstEnergy Holding     6/20/02     7/5/02   2.93  $130,000,000   $215,262,031
FirstEnergy Holding     6/21/02    7/12/02   2.93  $120,000,000   $120,204,750
FirstEnergy Holding     6/26/02    7/17/02   2.93   $50,000,000    $50,085,313
FirstEnergy Holding     6/28/02    7/29/02   2.93   $80,000,000    $80,201,500

CitiBank (OE Revolver)
----------------------
Ohio Edison              4/1/02     4/2/02   4.88  $145,000,000   $145,019,366
Ohio Edison              5/9/02    5/23/02   2.60  $100,000,000   $180,182,000
Ohio Edison             5/31/02    6/14/02   2.60  $120,000,000   $120,121,333
Ohio Edison             6/10/02    6/11/02   4.88   $13,000,000    $13,001,736
Ohio Edison             6/24/02    6/25/02   4.88   $11,000,000    $11,001,469

FirstMerit (OE Bi-Lateral Facility)
-----------------------------------
Ohio Edison              4/5/02     4/8/02   2.44   $14,000,000    $14,002,844
Ohio Edison             4/25/02    4/26/02   2.60    $3,000,000     $3,000,217
Ohio Edison             4/26/02    4/29/02   2.56    $7,500,000    $10,502,242
Ohio Edison             4/29/02    4/30/02   2.56    $3,500,000    $14,000,997
Ohio Edison              5/7/02     5/8/02   2.50   $10,000,000    $10,000,694
Ohio Edison              5/9/02    5/10/02   2.50    $3,500,000     $3,500,243
Ohio Edison             5/10/02    5/13/02   2.50    $2,500,000     $6,001,250
Ohio Edison             5/15/02    5/16/02   2.63   $10,500,000    $10,500,766
Ohio Edison             5/17/02    5/20/02   2.44    $7,500,000    $14,002,844
Ohio Edison             5/24/02    5/28/02   2.44   $11,000,000    $14,003,792
Ohio Edison             5/30/02    5/31/02   2.63   $14,000,000    $14,001,021
Ohio Edison              6/3/02     6/4/02   2.56   $14,000,000    $14,000,997
Ohio Edison              6/6/02     6/7/02   2.50   $12,000,000    $12,000,833
Ohio Edison              6/7/02    6/10/02   2.44    $2,000,000    $14,002,844
Ohio Edison             6/12/02    6/13/02   2.50   $11,000,000    $11,000,764
Ohio Edison             6/14/02    6/17/02   2.50    $7,500,000    $14,002,917
Ohio Edison             6/20/02    6/21/02   2.44   $14,000,000    $14,000,948

KeyBank(Bi-Lateral Facility)
----------------------------
Ohio Edison              4/5/02     4/8/02   2.70   $20,000,000    $20,004,500
Ohio Edison             4/29/02    4/30/02   2.84    $7,500,000     $7,500,592
Ohio Edison             5/17/02    5/20/02   2.72    $4,000,000     $4,000,906

Ohio Edison             5/20/02    5/21/02   2.75    $5,000,000     $9,000,688
Ohio Edison             5/22/02    5/23/02   2.69    $2,500,000     $3,500,261
Ohio Edison             5/24/02    5/28/02   2.72   $10,000,000    $10,003,021
Ohio Edison              6/3/02     6/4/02   2.81    $1,000,000     $1,000,078
Ohio Edison              6/7/02    6/10/02   2.72   $16,500,000    $16,503,738
Ohio Edison             6/10/02    6/11/02   2.78    $3,500,000    $20,001,545
Ohio Edison             6/24/02    6/25/02   2.81   $20,000,000    $20,001,563
Ohio Edison             6/28/02     7/1/02   3.00    $8,000,000     $8,002,000

6. During the period April 1, 2002 through June 30, 2002, the following short term debt was issued by the Utility Subsidiaries:

                      Transaction  Maturity         Transaction
                         Date        Date    Rate      Amount     Loan Balance
                      -----------  --------  ----   -----------   ------------

ATSI-Intercompany Loan to:
--------------------------
Ohio Edison             4/30/02     5/1/02   2.29    $3,580,000    $43,136,843
Ohio Edison             5/31/02     6/1/02   2.40    $9,577,000    $52,803,464

Ohio Edison - Intercompany Loan to:
-----------------------------------
Cleveland Electric      5/31/02     6/1/02   2.40    23,685,000   $173,076,221

Toledo Edison           4/30/02     5/1/02   2.29   $21,212,000   $107,599,607
Toledo Edison           5/31/02     6/1/02   2.40    $3,429,000    $98,985,174
Toledo Edison           6/28/02     7/1/02   2.46   $34,995,000   $134,190,116

PennPower - Intercompany Loan to:
---------------------------------
Ohio Edison             4/30/02     5/1/02   2.29    $6,625,000     $7,632,546
Ohio Edison             5/30/02    5/31/02   2.40    $8,179,000    $15,827,327
Ohio Edison             5/31/02     6/1/02   2.40      $356,000    $16,184,404
Ohio Edison             6/28/02     7/1/02   2.46   $21,147,000    $37,368,889

FirstEnergy Holding-Intercompany Loan to:
-----------------------------------------
JCP&L                   5/15/02    5/20/02   2.40   $15,000,000    $15,004,990
JCP&L                   5/20/02     6/1/02   2.40   $45,000,000    $60,052,902
JCP&L                    6/3/02    6/11/02   2.46   $41,000,000   $101,116,299

Met-Ed                   6/3/02     6/6/02   2.46   $18,000,000   $121,152,468

Ohio Edison             4/30/02     5/1/02   2.29   $29,550,000   $105,310,018

Penelec                 4/11/02    4/18/02   2.29   $20,000,000    $58,139,135
Penelec                 4/18/02     5/1/02   2.29   $25,000,000    $83,207,922

7. During the second quarter of 2002, there were no financings consummated by any Non-Utility Subsidiary that were not exempt under rule 52.

8. During the Second Quarter of 2002, FirstEnergy Corp. entered into five (5) transactions designed to hedge the fair value of a portion of FirstEnergy Corp.'s long-term debt portfolio. The hedge structures are fixed - for - floating interest rate swaps, whereby FirstEnergy Corp. will receive fixed payments equivalent to the fixed coupons of the bonds being hedged, and pay floating rate payments based on the 6-month London Interbank Offering Rate (LIBOR) plus an applicable, negotiated spread. Four (4) of the five (5) hedges contain written options which give the counterparty the right to cancel the transactions at predetermined rates. The notional amounts, counterparties, and principal terms of the fair value hedges are filed pursuant to request for confidential treatment.

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

9. Investments made during the second quarter 2002 in any intermediate subsidiary or financing subsidiary are as follows:

Company                              Investment
-------                              ----------
                                   (in Thousands $)

Bay Shore Power Company                $16,400
FE Facilities Services Group, LLC        1,510
MARBEL Holding Co.                      10,624
Centerior Funding Corp.                 38,930

10. During the second quarter of 2002 FirstEnergy filed the following U-6B-2 forms:
Company                                         Filing Date
-------                                         -----------

Ohio Edison Company                             April 15, 2002
Ohio Edison Company                             April 15, 2002
Toledo Edison Company                           April 15, 2002
The Cleveland Electric Illuminating Company     April 15, 2002

11. Metropolitan Edison Company (Met-Ed) engaged in jurisdictional financing transactions during the second quarter of 2002. Consolidated balance sheets of Met-Ed for the quarter ended June 30, 2002 - incorporated by reference to Met-Ed's Form 10-Q Quarterly Report to SEC for the quarter ended June 30, 2002 (File No. 1-446)

12. The following table presented in thousands, provides the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the second quarter 2002.

FirstEnergy Corp.         Amount          Ratio
-----------------       ----------        -----
Common Equity           $7,565,454        33.67%
Preferred Stock          1,099,132         4.89%
Long Term Debt          13,149,059        58.52%
Short Term Debt            655,409         2.92%
                        ----------       ------
Total Capitalization   $22,469,054       100.00%
                        ----------       ------

Ohio Edison
-----------
Common Equity           $2,738,794        52.09%
Preferred Stock            335,070         6.37%
Long Term Debt           1,963,892        37.35%
Short Term Debt            219,669         4.19%
                         ---------       ------
Total Capitalization    $5,257,425       100.00%
                         ---------       ------

Cleveland Electric
------------------
Common Equity           $1,152,825        28.07%
Preferred Stock            265,614         6.47%
Long-Term Debt           2,563,905        62.43%
Short-Term Debt            124,367         3.03%
                         ---------       ------
Total Capitalization    $4,106,711       100.00%
                         ---------       ------

Toledo Edison
-------------
Common Equity             $647,466        35.91%
Preferred Stock            126,000         6.99%
Long-Term Debt             895,354        49.66%
Short-Term Debt            134,163         7.44%
                         ---------       ------
Total Capitalization    $1,802,983       100.00%
                         ---------       ------

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

Pennsylvania Power
------------------
Common Equity             $244,096        44.38%
Preferred Stock             54,105         9.84%
Long-Term Debt             251,807        45.78%
Short-Term Debt                  -            -%
                         ---------       ------
Total Capitalization      $550,008       100.00%
                         ---------       ------

JCP&L
-----
Common Equity           $3,193,708        64.91%
Preferred Stock            188,037         3.82%
Long-Term Debt           1,538,740        31.27%
Short-Term Debt                  -            -%
                         ---------       ------
Total Capitalization    $4,920,485       100.00%
                         ---------       ------

Met-Ed
------
Common Equity           $1,297,636        62.03%
Preferred Stock             92,304         4.41%
Long-Term Debt             630,997        30.16%
Short-Term Debt             71,152         3.40%
                         ---------       ------
Total Capitalization    $2,092,089       100.00%
                         ---------       ------

Penelec
-------
Common Equity           $1,316,387        65.52%
Preferred Stock             92,107         4.58%
Long-Term Debt             497,227        24.75%
Short-Term Debt            103,488         5.15%
                         ---------       ------
Total Capitalization    $2,009,209       100.00%
                         ---------       ------

Note: FirstEnergy's long-term debt and short-term debt are adjusted to include $86 million and $10.6 million, respectively, classified as "Liabilities Related to Assets Pending Sale" on the balance sheet.

13. The following table presented in thousands provides retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the second quarter 2002.

                                FirstEnergy      Ohio     Cleveland   Toledo
                                   Corp.        Edison    Electric    Edison
                                -----------    --------   ---------   -------
Balance, January 1, 2002         $1,521,805    $572,272    $150,183  $113,436
Net Income                          349,803     174,186      82,056    22,335
Cash Dividends on Pfd Stock               0      (5,193)     (8,226)   (5,635)
Cash Dividends on Common Stock     (219,602)   (101,200)          0    (5,600)
Premium on Pfd Stock Redemptions          0           0      (3,150)   (1,299)
                                  ---------     -------     -------   -------
Balance, June 30, 2002           $1,652,006    $640,065    $220,863  $123,237
                                  ---------     -------     -------   -------


                                     Penn.
                                     Power       JCP&L      Met-Ed    Penelec
                                    -------     -------     -------   -------
Balance, January 1, 2002            $35,398     $29,343     $14,617   $10,795
Net Income                           29,959      97,359      38,785    25,392
Cash Dividends on Pfd Stock          (1,851)     (1,184)          0         0
Cash Dividends on Common Stock       (7,800)    (66,000)    (30,000)  (14,000)
Premium on Pfd Stock Redemptions          0           0           0         0
                                     ------      ------      ------    ------
Balance, June 30, 2002              $55,706     $59,518     $23,402   $22,187
                                     ------      ------      ------    ------

14. On April 4, 2002 Standard & Poor's affirmed the credit ratings of FirstEnergy Corp. and its seven subsidiary electric utility operating companies and revised FirstEnergy's Credit Outlook to Negative from Stable.

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                             FIRSTENERGY CORP.


August 27, 2002
                                By:        /s/ Harvey L. Wagner
                                    -------------------------------------
                                               Harvey L. Wagner
                                         Vice President, Controller
                                        and Chief Accounting Officer
                                        (Principal Accounting Officer)

                                       6